Issuer Free Writing Prospectus Dated August 17, 2020 Filed Pursuant to Rule 433 Registration Statement No. 333-227943 August 2020 PARK NATIONAL CORPORATION: Where you mean more Investor Presentation

Safe Harbor Statement This presentation contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation: the ever-changing effects of the novel coronavirus (COVID-19) pandemic - - the duration, extent and severity of which are impossible to predict - - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, including actions directed toward the containment of the COVID-19 pandemic and stimulus packages; Park's ability to execute our business plan successfully and within the expected timeframe as well as Park's ability to manage strategic initiatives; general economic and financial market conditions, specifically in the real estate markets and the credit markets, either nationally or in the states in which Park and our subsidiaries do business, may experience a slowing in addition to continuing residual effects of prior recessionary conditions, resulting in adverse impacts on the demand for loan, deposit and other financial services, delinquencies, defaults and counterparties' inability to meet credit and other obligations and the possible impairment of collectability of loans; higher default rates on loans made to our customers due to the COVID-19 pandemic and its impact on our customers' operations and financial condition; changes in interest rates and prices as well as disruption in the liquidity and functioning of U.S. financial markets, as a result of the COVID-19 pandemic and reactions thereto, may adversely impact prepayment penalty income, mortgage banking income, income from fiduciary activities, the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our consolidated balance sheet as well as reduce interest margins and impact loan demand; changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic and reactions thereto), legislative and regulatory initiatives (including those undertaken in response to the COVID-19 pandemic), or other factors may be different than anticipated; changes in unemployment may be different than anticipated in light of the impacts of the COVID-19 pandemic; changes in customers', suppliers', and other counterparties' performance and creditworthiness may be different than anticipated in light of the impacts of the COVID-19 pandemic; the adequacy of our internal controls and risk management program in the event of changes in the market, economic, operational (including those which may result from more of our associates working remotely), asset/liability repricing, legal, compliance, strategic, cybersecurity, liquidity, credit and interest rate risks associated with Park's business; disruption in the liquidity and other functioning of U.S. financial markets; our liquidity requirements could be adversely affected by changes to regulations governing bank and bank holding company capital and liquidity standards as well as by changes in our assets and liabilities; competitive pressures among financial services organizations could increase significantly, including product and pricing pressures (which could in turn impact our credit spreads), customer acquisition and retention, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and our ability to attract, develop and retain qualified banking professionals; customers could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding; uncertainty regarding the nature, timing, cost and effect of changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and our subsidiaries, including major reform of the regulatory oversight structure of the financial services industry and changes in laws and regulations concerning taxes, FDIC insurance premium levels, pensions, bankruptcy, consumer protection, rent regulation and housing, financial accounting and reporting, environmental protection, insurance, bank products and services, bank capital and liquidity standards, fiduciary standards, securities and other aspects of the financial services industry, specifically the reforms provided for in the Coronavirus Aid, Relief and Economic Security (CARES) Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the Basel III regulatory capital reforms, as well as regulations already adopted and which may be adopted in the future by the relevant regulatory agencies, including the Consumer Financial Protection Bureau, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Federal Reserve, to implement the provisions of the CARES Act, the provisions of the Dodd-Frank Act, and the Basel III regulatory capital reforms; the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board (the "FASB"), the SEC, the Public Company Accounting Oversight Board and other regulatory agencies, including the extent to which the new current expected credit loss ("CECL") accounting standard issued by the FASB in June 2016 and in accordance with the CARES Act, the adoption of which can be deferred by Park (with retrospective application as of January 1, 2020) until the earlier of: (1) the interim reporting period during which the national emergency concerning the COVID-19 outbreak declared by the President on March 13, 2020 terminates; or (2) December 31, 2020, may adversely affect Park's reported financial condition or results of operations; Park's assumptions and estimates used in applying critical accounting policies and modeling, including under the CECL model, when adopted by Park, which may prove unreliable, inaccurate or not predictive of actual results; significant changes in the tax laws, which may adversely affect the fair values of net deferred tax assets and obligations of state and political subdivisions held in Park's investment securities portfolio; the impact of our ability to anticipate and respond to technological changes on our ability to respond to customer needs and meet competitive demands; operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Park and our subsidiaries are highly dependent; the ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks; a failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems, including as a result of cyber attacks; the existence or exacerbation of general geopolitical instability and uncertainty; the effect of trade policies (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations and changes in the relationship of the U.S. and its global trading partners), monetary and other fiscal policies (including the impact of money supply and interest rate policies of the Federal Reserve) and other governmental policies of the U.S. federal government, including those implemented in response to the COVID-19 pandemic; unexpected changes in interest rates or disruptions in the financial markets related to COVID-19 or responses to the related health crisis; the impact on financial markets and the economy of any changes in the credit ratings of the U.S. Treasury obligations and other U.S. government - backed debt, as well as issues surrounding the levels of government debt in the United States and other countries, and concerns regarding the creditworthiness of certain sovereign governments, supranationals and financial institutions in other countries; the uncertainty surrounding the actions to be taken to implement the referendum by United Kingdom voters to exit the European Union; our litigation and regulatory compliance exposure, including the costs and effects of any adverse developments in legal proceedings or other claims and the costs and effects of unfavorable resolution of regulatory and other governmental examinations or other inquiries; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; the impact on Park's business, personnel, facilities or systems of losses related to acts of fraud, scams and schemes of third parties; the impact of widespread natural and other disasters, pandemics (including the COVID-19 pandemic), dislocations, civil unrest, terrorist activities or international hostilities on the economy and financial markets generally and on us or our counterparties specifically; any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could materially affect our business, including our customers' willingness to conduct banking transactions and their ability to pay on existing obligations; the effect of healthcare laws in the U.S. and potential changes for such laws, especially in light of the COVID-19 pandemic, which may increase our healthcare and other costs and negatively impact our operations and financial results; risk and uncertainties associated with Park's entry into new geographic markets with our recent acquisitions, including expected revenue synergies and cost savings from recent acquisitions not being fully realized or realized within the expected timeframe; the discontinuation of the London Inter-Bank Offered Rate (LIBOR) and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies; and other risk factors relating to the banking industry as detailed from time to time in Park's reports filed with the SEC including those described in "Item 1A. Risk Factors" of Part I of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and, "Item 1A. Risk Factors" of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020. Park does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law. 2 PARK NATIONAL CORPORATION

Disclaimer Non-GAAP Financial Metrics This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). Management believes that the disclosure of these “non-GAAP” financial measures presents additional information which, when read in conjunction with Park’s consolidated financial statements prepared in accordance with GAAP, assists in analyzing Park’s operating performance, ensures comparability of operating performance from period to period, and facilitates comparisons with the performance of Park’s peer financial holding companies, while eliminating certain non-operational effects of acquisitions. Additionally, Park believes this financial information is utilized by regulators and market analysts to evaluate a company’s financial condition, and therefore, such information is useful to investors. The non-GAAP financial measures should not be viewed as substitutes for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of the non-GAAP financial measures used in this presentation to the most directly comparable GAAP measures is provided beginning on pages 44 and 45 of this presentation. Registration Statement; No Offer or Solicitation We have filed a registration statement (including a prospectus) (File No. 333-227943) and a preliminary prospectus supplement with the SEC for the proposed offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and other documents that we have filed with the SEC, including the risk factors described therein, for more complete information about us and the proposed offering. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Park National Corporation, the underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus, the preliminary prospectus supplement and the final prospectus supplement (when available) relating to the proposed offering if you request them by contacting Piper Sandler & Co. by telephone toll-free at 1-866-805-4128. This presentation may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities in a state or jurisdiction in which such offer or any solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Certain information contained in this presentation and statements made orally in connection with this presentation relates to or is based on publications and other data obtained from third-party sources. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third-party sources. Except as otherwise indicated, this presentation speaks only as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of Park National Corporation after the date hereof. 3 PARK NATIONAL CORPORATION

Terms of Potential Capital Raise Issuer Park National Corporation (NYSE American: PRK) Security Fixed-to-Floating Rate Subordinated Notes Due September 2030 Rating Kroll: BBB- Principal Amount $150 Million T ype SEC Registered Maturity Date September 2030 Term 10 Years Call Date 5 Years Use of Proceeds General Corporate Purposes Sole Underwriter Piper Sandler & Co. 4 PARK NATIONAL CORPORATION

Overview of Park National Corporation PARK NATIONAL CORPORATION

Overview of Park National Corporation

Company Overview

- Park's bank subsidiary, Park National Bank, is headquartered in Newark, Ohio and was founded over 110 years ago in 1908.
- $9.7 billion of total assets and $6.0 billion of assets under management[(1)] as of June 30, 2020.
- Park common shares are publicly traded under the symbol "PRK".
- Diversified revenue base with approximately 25% non-interest income to operating revenue during the first half of 2020.
- Diversified loan portfolio funded with customer deposits.
- Low historical loan losses relative to peers and well contained.
- #1 community bank deposit market share in the state of Ohio and the attractive Columbus, OH MSA[(2)].
- Low-cost funding profile supports durable net interest margin and extended trend of stable operating results.
- Park's average deposit market share is approximately 40% in six of its Ohio divisions' headquarter counties.
- 12 community bank divisions under a single brand.



	Year Ending		YTD
$ in millions	12/31/2018	12/31/2019	6/30/2020
Total Assets	$7,804	$8,558	$9,713
Total Loans	5,692	6,501	7,204
Total Deposits	6,261	7,053	8,162
Shareholders' Equity	833	969	1,002
TCE / TA[(3)]	9.28%	9.51%	8.72%
ALLL / Loans[(3)]	0.90%	0.87%	1.02% / 1.17%[(4)]
NPAs / Assets[(5)]	0.97%	1.14%	1.08%
Net Interest Margin[(3)(6)]	3.84%	3.89%	3.89%
ROAA	1.45%	1.21%	1.15%
ROATCE[(3)]	16.1%	13.4%	12.7%

(1) Market value of assets under management
(2) Community bank defined as any bank with under $100 billion of total assets as of June 30, 2020
(3) See Reconciliation of Non-GAAP Financial Metrics shown on pages 44 and 45
(4) 1.17% refers to the total allowance for loan losses on originated loans as a % of total originated loans, excluding $543.1 million of PPP loans and $543,000 in related allowance.
(5) NPAs exclude accruing troubled debt restructuring loans and loans 90+ days past due
(6) Net interest margin shown on a taxable equivalent basis assuming a 21% corporate federal income tax rate
Note: Financial data as of June 30, 2020 unless otherwise noted; Source: S&P Global Market Intelligence

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PARK NATIONAL CORPORATION

Investment Highlights • Founded in 1908, Park National Bank has been serving its communities for over a century resulting in leading deposit market share in its core markets and low cost deposit funding. Exceptional Franchise • Proven, tenured management team with decades of experience. • Presence in diverse geographic markets and lending segments. • Conservative underwriting and excellent asset quality. • Strong performance through the first half of 2020, with only 0.02% net charge- High Quality Loan offs/average total loans through June 30, 2020. Portfolio • Portfolio showed resilience throughout the great financial crisis, with most problematic credits stemming from a no longer owned banking division. • Non-interest bearing deposits comprise over 30% of total deposits. Low Cost Deposit Funding • Cost of total deposits of 0.25% and cost of interest bearing deposits of 0.36% for Q2 2020. Strong Balance Sheet • Regulatory capital levels in excess of well capitalized requirements. and Capital Position • ALLL/Loans of 1.17%(1) driven by conservative risk rating philosophy. • Trust and wealth management business has $6.0 billion AUM(2) as of June 30, 2020. Diversified Sources of • Non-interest income has historically contributed approximately 26% of total revenue Income since 2016. • Resilient net interest margin, high fee income, and a disciplined approach to Solid Financial expense reductions combine to produce excellent financial results and declining Performance efficiency ratio. (1) 1.17% refers to the total allowance for loan losses on originated loans as a % of total originated loans, 7 excluding $543.1 million of PPP loans and $543,000 in related allowance. PARK NATIONAL CORPORATION (2) Market value of assets under management Note: Financial data as of June 30, 2020 unless otherwise noted

Senior Management David L. Trautman – Chairman of the Board and CEO – Age: 59 (37 years with Park) • Chairman of the Board since May 2019 and CEO since January 2014 of Park and Park National Bank. • President of Park and Park National Bank from 2005 through April 2019. • President of First-Knox National Bank, a division of Park National Bank, from 1997 through 2002, and its Chairman from 2001 to 2006. • Holds an MBA with honors from The Ohio State University. • Earned his B.A. from Duke University and joined Park immediately following graduation. C. Daniel DeLawder – Chairman of the Executive Committee – Age: 70 (49 years with Park) • Chairman of the Executive Committee and Board Member of Park and Park National Bank. • Previously served as CEO of Park and Park National Bank for 15 years. • Former President of Fairfield National Bank, a division of Park National Bank, from 1985 through 1991. • Former member of the Board of Directors of the Federal Reserve Bank of Cleveland. • Previously served as a member of the American Bankers Association BankPac Committee as well as a member of the Government Relations Council of the ABA. • Received his B.S.Ed., cum laude from Ohio University and joined Park immediately following graduation. 8 PARK NATIONAL CORPORATION

Senior Management (continued) Matthew R. Miller – President – Age: 42 (11 years with Park) • President of Park and Park National Bank since May 2019. • Executive Vice President of Park and Park National Bank from April 2017 through April 2019. • Chief Accounting Officer of Park and Park National Bank from December 2012 through March 2017. • Accounting Vice President of Park National Bank from April 2009 through December 2012. • Prior to joining Park, worked for eight years at Deloitte & Touche and focused on clients in the financial services industry. • Earned a bachelor’s degree in accounting, graduating summa cum laude, from University of Akron. Brady T. Burt – Chief Financial Officer – Age: 48 (13 years with Park) • Chief Financial Officer of Park and Park National Bank since December 2012. • Former Chief Accounting Officer of Park and Park National Bank from April 2007 to December 2012. • Worked at Vail Banks, Inc. in various capacities from 2002 to 2006, including as CFO. • Earned his B.S. Degree in accounting from Miami University in 1994. • Member of Board of Directors of Federal Home Loan Bank of Cincinnati, serving on the Audit and Risk Committees. 9 PARK NATIONAL CORPORATION

Experienced Management Team • Park National Bank’s management team consists of leaders with deep local market knowledge. • Senior leadership team averages 27 years of banking experience. • Average senior leadership tenure with Park National Bank is approximately 21 years. Years with Years in Name Position Age PNB Industry Todd M. Bogdan SVP – Chief Technology Officer 51 4 32 Adrienne M. Brokaw SVP – Director of Internal Audit 52 7 21 Thomas J. Button SVP – Chief Credit Officer 60 23 34 Thomas M. Cummiskey SVP – Trust 50 21 23 Kelly E. Herreman VP – Chief Accounting Officer 37 10 15 Robert N. Kent, Jr. President – Scope Aircraft Finance 62 17 37 Timothy J. Lehman SVP and Chief Operating Officer 55 25 25 Laura B. Lewis SVP – Human Resources & Marketing 60 36 36 Mark H. Miller VP – Process Transformation and Project Management 38 4 4 Greg M. Rhoads VP – Chief Information Officer 42 18 18 Cheryl L. Snyder SVP – Chief Retail Officer 63 41 43 Paul E. Turner SVP - Treasury 52 30 30 Stephen G. Wells Affiliate President Liaison 59 36 36 Jeffrey A. Wilson SVP – Chief Risk Officer 53 16 24 10 PARK NATIONAL CORPORATION

The People of Park National Bank Our organization is a wonderful blend of promising rookies, top draft picks, and seasoned veterans. Each of us has a different story for why we came here and why we remain. A couple common threads knit us together: we love to serve, and we value an environment where we can grow personally and professionally. Bound by these ideals, our colleagues tend to stay around for a long time. Here’s a summary of those who’ve been here for more than 10 years: Associate Tenure 429 167 87 2 24 50+ 40-49 30-39 20-29 10-19 Years with Park National Bank 11 PARK NATIONAL CORPORATION

Community Banking Divisions

- Strong history of operating in Park's affiliate bank model.
- Decided in 2019 to move to one brand (Park National Bank) while maintaining local market leadership and advisory boards.
- To better align its branch network with banking trends, Park National Bank consolidated 2 branches earlier in 2020 and subsequently announced the consolidation of 21 additional offices (18% of existing) by September 30, 2020.
  - Proximity to other branches and few competitors in impacted markets reduce the risk of attrition.
  - Low transaction volume at impacted branches.
  - Projected annual operating expense reduction of $6.5 million, or 2.5% of fiscal 2019 operating expense.
- Park continues to analyze its remaining branch network (geography, demographics, transaction volume, etc.) to identify sensible expense saving opportunities.
- Separate division presidents and advisory boards, consisting of leaders with deep local market knowledge.
  - Leadership team averages approximately 31 years of banking experience and 20 years of affiliate leadership tenure with Park.

Name	Position	Age	Years with PNB	Years in Industry
Robert E. Boss	President – North Central Division	63	13	42
John A. Brown	President – West Central Division	51	29	29
David J. Gooch	President – Cincinnati Division	51	23	29
Chris R. Hiner	President – North Division	37	14	14
J. Blaine Jackson	President – Charlotte Division	43	9	21
John D. Kimberly	President – Carolina Division	55	13	34
Patrick L. Nash	President – East Division	55	33	33
Scott E. Rasor	President – Miami Division	60	7	37
Donald R. Stone	President – Northwest Division	62	24	36
John E. Swallow	President – West Division	63	35	45
Laura F. Tussing	President – Southeast Division	38	16	16
W. Andrew Holden	President – Louisville Division	45	2	24

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PARK NATIONAL CORPORATION

Attractive Geographic Footprint

Ohio



North Carolina



Kentucky



South Carolina



	Region	Deposits	Trust AUM(1)	Full-Time(2) Employees	Counties Served	Offices
	Western Ohio	$1.6B	$920M	229	6	23
	Northern Ohio	$1.9B	$936M	258	8	26
	Metro	$764M	$840M	184	6	9
	Central Ohio	$1.6B	$2.3B	164	2	12
	Eastern Ohio	$1.5B	$1.0B	214	8	26
	Carolina	$721M	< $1M	87	6	7

(1) Market value of assets under management
(2) Full-time employees does not include 675 full-time employees at Park's operational support centers
(3) Source: S&P Global Market Intelligence, Claritas
Note: Financial data as of June 30, 2020 unless otherwise noted

Overview

- Distinct operating regions provide for attractive mix of customers and demographic opportunities.
- Park has entered several new geographic markets in recent years via acquisitions and de novo branch openings.
  - These new markets have affluent, educated populations, faster population growth, and low rates of unemployment[3].
  - Combined with Park's outstanding deposit franchise in its core markets, these expansion markets present a promising opportunity for customer and revenue growth.
- Average deposit market share of ~40% in six of its Ohio divisions' headquarter counties.

June 2020 Unemployment Rate (%)[3]


8.9%
8.4%
9.0%
9.9%
6.3%
11.2%
Asheville, NC
Charlotte, NC
Cincinnati, OH
Columbus, OH
Louisville, KY
USA

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PARK NATIONAL CORPORATION

Park M&A Strategy Two-prong strategy guidelines: 1. Traditional M&A • Strong franchise, good reputation and asset quality • Competitive market share • Continuity of management and leadership • Traditional community bank structure • Sticky, low-cost core deposits • Disciplined approach to pricing and diligence 2. Metro Strategy • Certain attractive markets in the Midwest, Southeast, and Mid-Atlantic regions • De novo branching – mirror successful Columbus, Ohio de novo office • Partner with banks that have the following characteristics: • Consistent loan growth • Acceptable asset quality • Existing trust and wealth management business, or the potential to grow the business in those areas • Commercial focus • Proven leadership team 14 PARK NATIONAL CORPORATION

Recent M&A Highlights

- The acquisition of CAB Financial Corporation, the parent of Carolina Alliance Bank ($761 million of assets) closed on April 1, 2019.
- Consistent with Park's strategy of adding attractive growth markets to its historical markets.
  - CAB's Asheville, North Carolina and Greenville and Spartanburg, South Carolina markets have superior demographic and employment trends relative to Park's legacy markets.
  - Complimentary market extension to the July 2018 completion of NewDominion Bank acquisition in Charlotte, NC.
- CAB has a history of being very focused on personal service and community involvement – a hallmark of Park's approach to banking.
  - Principles and core values are closely aligned with those of Park.
- Experienced management team that built an attractive merger partner operating in a safe and sound manner.
- Partnership increased CAB's lending capacity providing additional lending opportunities in the middle-market and will diversify CAB's wealth management business.

- The acquisition of NewDominion Bank ($329 million of assets) closed on July 1, 2018.
- Demographically accretive, given attractive Charlotte market.
  - Charlotte's population growth rate is projected to exceed that of Park's Ohio markets and the national average in the coming years.
  - Charlotte is the largest metropolitan area in the Carolinas with over 2.5 million residents.
  - Charlotte was rated among the top 20 places to live in the U.S. by U.S. News & World Report.
  - Charlotte is home to six Fortune 500 companies and a young, educated, and affluent labor market.
- Culturally similar, Park had become very familiar with NewDominion Bank since initially investing $3.5 million in NewDominion Bank in a friendly transaction in November 2016.
- Strategically important as a small, lower-risk acquisition for Park.

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PARK NATIONAL CORPORATION

Pandemic Response • Park began work from home the week of March 16th and went to drive-thru only the week of March 23rd. Park successfully operated 90+ branches in this fashion and served customers through digital channels and by appointment only. • As of August 3rd, 69 lobbies (of 115 locations) across the Park footprint were reopened, and approximately 25 are operating as drive-thru and/or by appointment only. • Management is continually watching COVID-19 levels by county, to determine if lobbies will be opened or closed. • Quietly launched a digital app called ParkDirect, a new virtual relationship banking experience. • Suspended share repurchases and slightly increased cash dividends from the 2019 rate. 16 PARK NATIONAL CORPORATION

Financial Summary PARK NATIONAL CORPORATION

2020 Second Quarter Highlights Park Performance Summary (1) • Park’s Consolidated Capital Ratios as June 30, 2020: – Tangible Common Equity to Tangible Assets of 8.72%(1) – Leverage Ratio of 9.02% Worked closely with all – Total Risk-Based Capital Ratio of 12.54% stakeholders to proactively • Tangible common book value per share grew from $46.30 at June respond to the COVID-19 crisis 30, 2019 to $51.04(1) at June 30, 2020. • Pre-provision net revenue of $47.4 million during Q2 2020, compared to $28.5 million during Q2 2019(1). • Provision for loan losses for Q2 2020 of $12.2 million compared to $1.9 million for Q2 2019 and $6.2 million for the year in 2019. – Provision for loan losses was driven higher by economic uncertainty due to the COVID-19 pandemic. Achieved strong levels of pre- • ALLL / Loans grew to 1.02% as of Q2 2020, compared to 0.85% as provision net revenue in a of Q2 2019. challenging operating • Net interest margin remained stable at 3.84% during Q2 2020, environment. compared to 3.92% during Q2 2019(1). • Core expenses were well controlled during the quarter reflecting an efficiency ratio improvement to 57.41%. • Net income for the second quarter of 2020 was $29.5 million, a 33.1 percent increase from $22.2 million for the second quarter of 2019. 18 PARK NATIONAL CORPORATION (1) See Reconciliation of Non-GAAP Financial Metrics shown on pages 44 and 45

Steady Balance Sheet Growth Total Assets Total Loans (Dollars in millions) (Dollars in millions) $9,713 $8,558 $7,538 $7,804 $7,468 $7,204 $6,501 $5,692 $5,272 $5,372 2016Y 2017Y 2018Y 2019Y 2020Q2 2016Y 2017Y 2018Y 2019Y 2020Q2 Total Deposits Total Shareholders’ Equity (Dollars in millions) (Dollars in millions) $1,002 $969 $833 $8,162 $742 $756 $7,053 $6,261 $5,817 $5,522 2016Y 2017Y 2018Y 2019Y 2020Q2 2016Y 2017Y 2018Y 2019Y 2020Q2 19 PARK NATIONAL CORPORATION

Strong Earnings Power Net Income, ROAA & ROATCE(1) Pre-Provision Net Revenue / Avg. Assets(1) (Dollars in millions) (Dollars in millions) Net Income ROAA ROATCE PPNR PPNR/Avg. Assets 16.1% 1.90% 1.83% $200.0 16.00% 13.4% 1.78% $180.0 1.80% 12.9% $110.4 12.7% $100.0 12.3% 1.64% $160.0 1.70% 1.59% 12.00% $80.0 1.55% $140.0 $102.7 1.60% $86.1 $84.2 $120.0 1.50% $139.2 $60.0 $130.9 $100.0 8.00% $127.0 1.40% $117.8 $80.0 $40.0 1.30% $51.9 $60.0 $79.8 4.00% 1.20% $40.0 1.16% 1.09% 1.45% 1.21% 1.15% $20.0 1.10% $20.0 1.00% – – – 2016Y 2017Y 2018Y 2019Y 2020 YTD 2016Y 2017Y 2018Y 2019Y 2020 YTD Fee Income / Op. Revenue Efficiency Ratio & NIE / Average Assets(1) (Dollars in millions) Pre-Provision Net Interest Income Fee Income Efficiency Ratio Non-Int. Exp. / Avg. Assets Fee Income / Op. Rev. 3.12% 3.00% 26.1% 26.2% 27.5% 24.6% 2.91% 25.3% 2.76% 2.62% $297.7 66.4% $243.8 $266.9 $238.1 63.0% $157.5 60.6% 61.7% 61.7% $84.0 $86.4 $101.1 $97.2 $53.5 2016 2017 2018 2019 2020 YTD 2016Y 2017Y 2018Y 2019Y 2020 YTD 20 (1) See Reconciliation of Non-GAAP Financial Metrics shown on pages 44 and 45 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Durable Net Interest Margin Pre-Provision Net Interest Income and Net Interest Margin(1) Overview (Dollars in millions) • Net interest margin has held steady due to stable asset yields and declining 3.92% 3.86% 3.90% 3.93% 3.84% deposit costs. $81.9 $76.6 $77.8 $77.7 $77.0 2019Q2 2019Q3 2019Q4 2020Q1 2020Q2 Pre-Provision Net Interest Income Net Interest Margin Asset Yields, Liability Costs, and Net Interest Margin(1) 4.76% 4.73% 4.64% 4.57% 4.14% Interest Earning Asset Yield (%) 3.92% 3.86% 3.90% 3.93% 3.84% Net Interest Margin (%) Interest Bearing Liability 1.16% 1.19% 1.04% 0.90% Cost (%) 0.43% 1.04% 1.08% 0.95% Interest Bearing Deposit 0.81% 0.36% Cost (%) 2019Q2 2019Q3 2019Q4 2020Q1 2020Q2 (1) Pre-provision net interest income and net interest margin shown on a fully taxable equivalent basis assuming a 21% corporate federal income tax rate. See Reconciliation of Non-GAAP Financial Metrics 21 shown on pages 44 and 45. PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Diverse & Significant Fee Income

Overview

- Robust levels of fee income provide a hedge against a very challenging interest rate environment.
- The business lines responsible for generating the majority of fee income are trust and wealth management and debit card fees.
- Diversified revenue base with approximately 26% non-interest income to operating revenue since 2016.
- Anchored by trust and wealth management, which as of June 30, 2020 have assets under management of $6.0 billion(1).
- Fee income represents a strong source of potential revenue synergies as Park's balance sheet continues to grow.

Q2 2020 Summary

- Total mortgage originations in Q2 2020 were $348.8 million, which generated $5.9 million in fee income, compared to $178.0 million in Q1 2020 which generated $2.8 million in fee income.

Fee Income / Operating Revenue



(Dollars in millions)
Pre-Provision Net Interest Income
Fee Income
Fee Income / Op. Rev.
26.1%
26.2%
27.5%
24.6%
25.3%
$238.1
$243.8
$266.9
$297.7
$157.5
$84.0
$86.4
$101.1
$97.2
$53.5
2016
2017
2018
2019
2020 YTD

Sources of Fee Income (2020 YTD)



Gain on Sale of Securities 3%
BOLI 4%
Other Fee Income 16%
Fiduciary Activities 26%
Debit Card Fees 20%
Other Service Income 23%
Service Charges 8%

(1) Market value of assets under management
Note: Financial data as of June 30, 2020 unless otherwise noted

22
PARK NATIONAL CORPORATION

Disciplined Approach to Managing Operating Expenses Efficiency Ratio & Non-interest Expense Overview (Dollars in millions) • Disciplined cost management is a key element Non-interest Expense Efficiency Ratio 66.4% of Park’s financial success. 63.0% 60.6% 61.7% 61.7% • The efficiency ratio has consistently been in the mid-to-low 60% range, and management expects continued improvement with new initiatives and greater scale. $264.0 $228.8 $204.3 $203.2 • Expect to achieve a future $6.5 million annual $131.1 expense reduction from the recently announced branch consolidation to be completed by 2016 2017 2018 2019 2020 YTD September 30, 2020. Non-interest Expense Composition Insurance Other Non- Q2 2020 Summary 2% interest Expense Professional 11% • The efficiency ratio improved significantly in Q2 Fees 2020 due to increases in interest income and 11% fee income, and a decrease in non-interest Data expense. Processing Salaries & 4% Benefits FF&E 60% 7% Occupancy 5% 23 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

High Quality Capital Structure 98% of Park’s Tier 1 Capital is Common Equity Regulatory Capital as of June 30, 2020 (Dollars in millions) Common Equity Tier 1 Common Equity Tier 1 Tier 1 Capital $816.0 $831.0 million Trust Preferred Receives full Tier 1 Capital treatment Trust Preferred $15.0 Tier 2 Capital Allowance for Loan Losses ALLL $73.6 $73.6 million 1 24 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Robust Capital Ratios Between $145M and $460M excess amount over regulatory minimums(1) Tier 1 Leverage Ratio Common Equity Tier 1 Ratio 12.0% 16.0% 10.0% 9.6% 9.6% 14.0% 12.9% 13.0% 10.0% 9.4% 12.6% 9.0% 11.6% 12.0% 11.3% 8.0% 10.0% 6.0% 8.0% 7.0% 6.0% 4.0% 4.0% 4.0% 2.0% 2.0% – – 2016Q4 2017Q4 2018Q4 2019Q4 2020 Q2 2016Q4 2017Q4 2018Q4 2019Q4 2020 Q2 Tier 1 Risk-based Capital Ratio Total Risk-based Capital Ratio 16.0% 16.0% 14.0% 13.2% 13.3% 15.0% 12.8% 14.3% 14.1% 14.2% 11.8% 11.5% 12.0% 14.0% 10.0% 13.0% 12.6% 12.5% 8.0% 8.5% 12.0% 6.0% 11.0% 10.5% 4.0% 10.0% 2.0% 9.0% – 8.0% 2016Q4 2017Q4 2018Q4 2019Q4 2020 Q2 2016Q4 2017Q4 2018Q4 2019Q4 2020 Q2 Regulatory Minimums(1) (1) Adequately capitalized thresholds plus capital conservation buffer of 2.5% 25 Note: Financial data as of June 30, 2020 unless otherwise noted; capital ratios were modestly impacted by 2 bank PARK NATIONAL CORPORATION acquisitions which closed in the 2018 and 2019 fiscal years

High-Quality and Diversified Loan Portfolio Leases < 1% • Park has a well-secured loan portfolio with geographic and asset class diversity. Commercial, • Out-of-market portfolio is limited to specialty lending, Consumer Financial, which has very conservative underwriting and is 21% and Agricultural subject to intensive loan monitoring. 24% • 48% of the loan portfolio has a fixed interest rate. The remaining 52% has a variable interest rate. • The expected weighted average repricing duration of Commercial Residential Real Estate the loan portfolio was 1.4 years as of June 30, 2020. Real Estate 23% 27% • Included in commercial, financial, and agricultural loans are $292 million in loans originated through Scope Leasing, Inc. and $264 million in structured warehouse loans. Construction Real Estate (1) 5% • 3% of total loans were agriculture related . Total Loan Portfolio: $7.2B • 42% of commercial real estate loans were owner- MRQ Yield on Loans: 4.63% occupied. 26 (1) Agriculture related loans include farm loans and agricultural production loans PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

COVID-19 Loan Modifications

As of June 30, 2020 Park had modified 10.4% of total loans

(Dollars in thousands)

	June 30, 2020 Total Balance	Percent of Total Loans as of June 30, 2020	June 30, 2020 Balance Modified	Percent of Loan Type Modified
Non-bank consumer finance companies	$254,356	3.5%	$0	0.0%
Hotel and accomodations	211,106	2.9	163,455	77.4
Restaurants and food service	51,442	0.7	12,641	24.6
Arts and recreation	45,108	0.6	16,907	37.5
Healthcare and social assistance	244,980	3.4	39,751	16.2
Strip shopping centers	218,237	3.0	73,117	33.5
Other real estate rental and leasing	1,077,898	15.0	192,076	17.8
PPP loans	543,086	7.5	0	0.0
Other loans	1,494,278	20.7	137,005	9.2
Total commercial loans	**$4,140,491**	**57.5%**	**$634,952**	**15.3%**

	June 30, 2020 Total Balance	Percent of Total Loans as of June 30, 2020	June 30, 2020 Balance Modified	Percent of Loan Type Modified
Home equity	$204,542	2.8%	$3,746	1.8%
Installment	1,494,151	20.7	49,649	3.3
Real estate	1,341,739	18.6	57,559	4.3
Guardian Financial Services Company	18,489	0.3	2,383	12.9
Other	5,033	0.1	0	0.0
Total consumer loans	**$3,063,954**	**42.5%**	**$113,337**	**3.7%**
Total Loans	**$7,204,445**	**100.0%**	**$748,289**	**10.4%**

Commercial Loans with Multiple COVID-19 Modifications

	July 31, 2020 Total Balance	Percent of Total Loans as of June 30, 2020	Weighted Average Risk Grade
Hotel and accomodations	$45,298	0.6%	4.72
Arts and recreation	3,070	0.0	4.06
Healthcare and social assistance	1,200	0.0	4.00
Other real estate rental and leasing	3,153	0.0	4.17
Other loans	8,059	0.1	4.74
Total commercial loans	**$60,780**	**0.8%**	**4.64**

Note: A majority of these modifications are excluded from Troubled Debt Restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. Modified loans will be considered current and will continue to accrue interest during the deferral period.

27

PARK NATIONAL CORPORATION

Commercial Loan Modifications in Response to COVID-19 Crisis (Dollars in thousands) June 30, 2020 Percent of Total Balance Percent of Loan Balance Percent of Loan Balance Loans Modified Type Modified Classified Type Classified Non-Bank Consumer Finance Companies $254,356 3.5% $0 0.0% $0 0.0 % Hotel and Accomodations 211,106 2.9 163,455 77.4 $61,944 29.3 Restaurants and Food Service 51,442 0.7 12,641 24.6 1,869 3.6 Arts and Recreation 45,108 0.6 16,907 37.5 1,542 3.4 Hospitals 42,810 0.6 0 0 0 0 Nursing Homes 71,681 1.0 0 0 2,439 3.4 Other Healthcare and Social Assistance 130,488 1.8 39,751 30.5 1,889 1.4 Strip Shopping Centers 218,237 3.0 73,117 33.5 105 0.0 Other Real Estate Rental and Leasing 1,077,898 15.0 192,076 17.8 21,918 2.0 All Other C&I 728,460 10.1 68,411 9.4 34,296 4.7 All Other CRE 558,226 7.7 57,446 10.3 39,807 7.1 All other CL&D 106,309 1.5 2,717 2.6 1,638 1.5 PPP loans 543,086 7.5 0 0.0 0 0.0 Other Loans 101,284 1.4 8,431 8.3 4,688 4.6 Total Commercial $4,140,491 57.5% $634,952 15.3% $172,135 4.2% 28 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Additional Loan Modification Data

(Dollars in thousands)

	June 30, 2020 Balance	Percent of Total Loans	Balance Modified	Percent of Loan Type Modified
Hotels & Accomodations				
Hotels (except Casino Hotels) and Motels	$200,473	2.8%	$156,945	78.3%
RV (Recreational Vehicle) Parks and Campgrounds	6,647	0.1	4,453	67.0
Bed-and-Breakfast Inns	3,172	0.0	1,823	57.5
All Other Traveler Accommodation	613	0.0	234	38.2
Recreational and Vacation Camps (except Campgrounds)	201	0.0	0	0.0
Total Hotels & Accomodations	**$211,106**	**2.9%**	**$163,455**	**77.4%**
Other Real Estate Rental and Leasing Breakout				
Lessors of Residential Buildings and Dwellings	$478,319	6.6%	$91,115	19.0%
Lessors of Nonresidential Buildings (except Miniwarehouses)	404,111	5.6	75,407	18.7
Other Activities Related to Real Estate	60,160	0.8	9,016	15.0
Lessors of Other Real Estate Property	46,018	0.6	2,635	5.7
Lessors of Miniwarehouses and Self-Storage Units	29,313	0.4	1,319	4.5
Nonresidential Property Managers	17,889	0.2	3,653	20.4
Offices of Real Estate Agents and Brokers	17,346	0.2	5,532	31.9
Residential Property Managers	5,470	0.1	615	11.2
Commercial Air, Rail, and Water Transportation Equipment Rental and Leasing	5,809	0.1	1,985	34.2
Truck, Utility Trailer, and RV (Recreational Vehicle) Rental and Leasing	4,998	0.1	213	4.3
Construction, Mining, and Forestry Machinery and Equipment Rental and Leasing	3,601	0.0	0	0.0
All Other Consumer Goods Rental	1,977	0.0	478	24.2
Other Commercial and Industrial Machinery and Equipment Rental and Leasing	1,093	0.0	0	0.0
All Other	1,795	0.0	108	6.0
Total Other Real Estate Rental and Leasing Breakout	**$1,077,898**	**15.0%**	**$192,076**	**17.8%**

Note: Financial data as of June 30, 2020 unless otherwise noted

29

PARK NATIONAL CORPORATION

Overview of PPP Involvement • Originated 4,438 loans with a total loan amount of $543.1 million, predominantly to Park customers. The average loan amount was $122,000. • Originated 21 loans over $2 million with a total loan amount of $68 million. • Received fee income of $20.2 million. (Dollars in thousands) Number of June 30, 2020 Percent of Total Loans Balance Loans Health Care and Social Assistance 442 $93,418 1.3% Manufacturing 330 81,129 1.1 Construction 521 80,181 1.1 Professional, Scientific, and Technical Services 502 50,255 0.7 Retail Trade 437 37,597 0.0 Accommodation and Food Services 391 35,684 0.5 Other Services (except Public Administration) 550 33,796 0.5 Transportation and Warehousing 158 24,152 0.3 Administrative and Support and Waste Management and Remediation Services 169 18,521 0.3 Wholesale Trade 138 17,611 0.2 Finance and Insurance 206 17,341 0.2 Real Estate Rental and Leasing 230 15,981 0.2 Educational Services 58 15,665 0.2 Arts, Entertainment, and Recreation 126 8,043 0.1 Agriculture, Forestry, Fishing and Hunting 111 5,042 0.1 Information 35 3,825 0.1 Mining 17 3,012 0.0 Other 17 1,833 0.0 Total PPP Loans 4,438 $543,086 7.5% 30 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Top 25 Loan Relationships by Industry

Top 25 Relationships:
$562 million or
7.8% of loans

- Reflects aggregate exposure to the top 25 relationships
- Diversified industry exposure results in no single level of high concentration
- Top 25 borrowers comprised of 237 loans
- Classified loan balances related to top 25 borrowers total $45.1 million and are comprised of three relationships related to Hotels (except Casino Hotels) and Motels, New Car Dealers, and Steel and Tube Manufacturing from Purchased Steel.

(Dollars in thousands)

Industry NAICS Code Description	Total Commitment	Total Balance	Balance as a % of Total Loans
Sales Financing	$222,682	$130,293	1.81%
Hotels (except Casino Hotels) and Motels	109,259	104,804	1.45%
Industrial Machinery and Equipment Merchant Wholesalers	51,595	51,560	0.72%
Colleges, Universities, and Professional Schools	45,000	45,000	0.62%
Lessors of Residential Buildings and Dwellings	43,232	36,368	0.50%
Car Washes	34,803	19,425	0.27%
General Medical and Surgical Hospitals	33,000	33,000	0.46%
New Multifamily Housing Construction (except For-Sale Builders)	29,870	19,379	0.27%
New Housing For-Sale Builders	26,502	16,669	0.23%
Lessors of Nonresidential Buildings (except Miniwarehouses)	26,102	24,181	0.34%
Public Finance Activities	23,654	23,654	0.33%
New Car Dealers	21,408	14,605	0.20%
Private Households	21,000	422	0.01%
Iron and Steel Pipe and Tube Manufacturing from Purchased Steel	15,135	13,289	0.18%
Related Consumer Credit	5,235	4,435	0.06%
Secondary Market Financing	5,000	4,408	0.06%
Motor Vehicle Seating and Interior Trim Manufacturing	4,560	4,560	0.06%
Motor Vehicle Electrical and Electronic Equipment Manufacturing	3,633	3,633	0.05%
Golf Courses and Country Clubs	2,983	2,983	0.04%
Limited-Service Restaurants	2,183	1,743	0.02%
Machine Tool Manufacturing	1,868	1,868	0.03%
Other Activities Related to Real Estate	1,782	1,782	0.02%
Plastics Bag and Pouch Manufacturing	1,515	1,515	0.02%
Lessors of Other Real Estate Property	1,084	1,084	0.02%
Promoters of Performing Arts, Sports, and Similar Events with Facilities	703	703	0.01%
Consumer Lending	617	617	0.01%
Offices of Optometrists	46	46	0.00%
Other Metal Valve and Pipe Fitting Manufacturing	32	32	0.00%
Total Top 25 Industry Balances	**$734,484**	**$562,060**	**7.80%**

Note: Financial data as of June 30, 2020 unless otherwise noted

31
PARK NATIONAL CORPORATION

Specialty Lending • Park has successfully operated in the specialty finance area, specifically focusing on turbo-prop and light jets and structured warehouse lending to non-bank consumer finance companies for many years. Net charge-offs in specialty lending have not materially impacted PRK’s overall net charge-off rates over the last 10 years. • Park acquired Scope Leasing, Inc. in the mid-1990’s. Scope follows the same conservative underwriting posture as the commercial loan Scope Aircraft Finance Structured Warehouse 4.0% portfolio. Its lending team has years of industry experience and 3.7% maintains a narrow focus as to acceptable aircraft. Scope had loans Guardian of $292 million or 4.0% of total loans as of June 30, 2020. Scope Finance offers aircraft loans from $200,000 to $5 million to individuals, small 0.3% businesses, and major corporations across the country. • Park entered the structured warehouse lending business in 2008. It is a traditional asset-based lending line of business with daily cash collections, periodic customer audits, and an attractive risk/reward dynamic. The structured warehouse loans consist of loans to non- All Other bank consumer finance companies throughout the nation. These Loans 92.0% asset-based loans are collateralized by cash flows from individuals, typically from auto loans financed by the non-bank consumer finance company. These loans have very conservative underwriting and are subject to intensive loan monitoring. Structured warehouse loans represented $264 million or 3.7% of total loans as of June 30, 2020. • Guardian Financial Services Company, a consumer finance company, had total assets of $20.1 million as of June 30, 2020, and since 2019 has been winding down and not sought new loans during 2020. 32 Note: Scope has completed approximately $43.7 million of modifications on 46 loans, and no structured PARK NATIONAL CORPORATION warehouse loans are in deferral or have been modified as a result of COVID-19; financial data as of June 30, 2020 unless otherwise noted.

Loan Approval Process & Loan Review Loan Approval Process • While Park has a legal lending limit of approximately $125 million, its internal hold limit is $40 million. • Park’s highest individual lending authority is $3 million. • Loans which are greater than an individual’s lending authority go to the Park Commercial Loan Committee (“PCLC”) for approval. • Loans exceeding the PCLC approval limits must be approved by the Park Executive Committee. Loan Review & Special Assets • Park’s management team takes a very conservative approach to classification, primarily based on debt service coverage ratios. A credit will be placed on nonaccrual status with a debt service coverage ratio below 1.0x, and a credit with a lesser degree of stress may be labeled special mention. • Annually, loan review evaluates: • All commercial credit relationships with aggregate exposure over $1 million. • All commercial credit relationships with new notes >= $500,000. • Remaining commercial credit relationships with aggregate exposure between $250,000 and $500,000 are selected based on risk-based sampling. • For the 2018-2019 loan review cycle, 82% of the commercial loan portfolio was reviewed. • Special Assets Committee consists of several bankers with extensive experience working to resolve problem credits acquired over the course of the 2008 financial crisis. 33 PARK NATIONAL CORPORATION

Healthy Allowance Levels Safeguard Shareholders’ Equity Allowance / Loans Overview (Dollars in millions) • Allowance for loan losses was 1.02% of 0.87% 1.02% total loans as of June 30, 2020, 1.09% of 0.96% 0.93% 0.90% originated loans and 1.17% of originated $6,501 $7,204 loans excluding PPP loans. $5,272 $5,372 $5,692 • Strong reserve levels reflect expectation of 2016 Q4 2017 Q4 2018 Q4 2019 Q4 2020 Q2 deteriorating economic conditions and Loans ALLL / Loans credit stress to emerge in future periods. • Conservative classification of commercial Loan Loss Provision / Net Charge-Offs loans and prudent identification of problem credits. 30.0x • Elected to delay implementation of CECL. 6.1x (3) NM 0.9x 1.2x FY 2016 FY 2017 FY 2018 FY 2019 2020 YTD (1) NPLs include accruing loans 90+ days delinquent. 34 (2) Of the $100.4 million of nonaccrual loans as of 6/30/2020, $77.6 million were current with regard to PARK NATIONAL CORPORATION contractual principal and interest payments. (3) For fiscal year 2016, Park recognized a negative provision of $5.1 million.

Stable Asset Quality Overview NPAs / Total Assets (1) • Conservative underwriting and strong 1.36% 1.21% asset quality allow Park to enter the 1.14% 1.08% economic downturn well-prepared. 0.97% • Of the $100.4 million in nonaccrual loans, $77.6 million, or about 77%, were current with regard to payments as of June 30, 2020. 2016Q4 2017Q4 2018Q4 2019Q4 2020Q2 Net Charge-Offs / Average Loans Classified Loans(2) / Tier 1 Capital + ALLL 1.80% 1.60% 1.40% 1.20% 10.15% 9.41% 1.00% 8.94% 0.80% 7.38% 5.89% 0.60% 0.40% 0.17% 0.12% 0.20% 0.02% 0.02% 0.02% – 2016Y 2017Y 2018Y 2019Y 2020 YTD 2016Q4 2017Q4 2018Q4 2019Q4 2020Q2 (1) NPAs exclude accruing troubled debt restructuring loans and loans 90+ days past due 35 (2) Classified loans defined as those rated substandard or impaired, excluding accruing PCI loans PARK NATIONAL CORPORATION associated with the acquisitions of NewDominion Bank and CAB Financial Corporation

Stable, Low Cost Core Deposits • With minimal reliance on costly time deposits and a relatively high level of non-interest bearing deposits, Park has cultivated a very attractive, loyal and low-cost source of funds. CDs 12% • Non-interest bearing deposits represented 31% of total deposits. Non-interest Bearing • Public funds made up $1.6 billion, or approximately 31% 20%, of total deposits. • Strong deposit growth has helped support a steady Savings loan-to-deposit ratio, which was 88% at the end of Q2 33% 2020. • The most recently-completed study received by Park Transaction estimated an average life of 8.3 years for its non- 24% maturity deposits, exemplifying a loyal deposit customer base that should continue to form the backbone of Park’s funding sources for years to come. • Park’s deposit beta was 39% on interest-bearing deposits for Q2 2020 and 37% for the first half of 2020. Total Deposits: $8.2 billion • Approximately 0.44% (or $36 million) of Park’s total MRQ Cost of Interest Bearing Deposits: 0.36% deposits as of June 30, 2020 were brokered deposits, MRQ Cost of Total Deposits: 0.25% which are included in certificates of deposit. Non-CD Deposits / Total Deposits: 88% 36 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

High Quality Securities Portfolio • Park’s securities portfolio is highly rated(1): • 90% are AAA rated • 10% are AA rated States & Political Subdivisions • 100% are rated investment grade 28% • All mortgage-backed securities and collateralized mortgage obligations are U.S. government agency issued, and are primarily collateralized by 15-year Agency Mortgage- residential mortgage loans. Backed Securities 72% • All state and political subdivision securities are investment grade rated, many with credit enhancements. • The expected weighted average life of Park’s securities portfolio is 3.7 years as of June 30, 2020. • Over $503 million of the securities portfolio is unencumbered. MRQ Yield on Securities: 2.72% • Park did not carry any held-to-maturity securities as of Total Securities: $1.2 billion June 30, 2020. 37 (1) Securities portfolio ratings as of April 30, 2020. PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

High Levels of Liquidity • Park has access to a strong “war chest” of liquidity with multiple sources of funds, including unpledged investment securities, unused available FHLB borrowings capacity, and overnight federal funds sold balances. • Park has the following sources of liquidity at the holding company level as of June 30, 2020: • $67 million of cash and equivalents – this represented four quarters of holding company expense. • Park National Bank could upstream approximately $60 million of additional dividends to Park National Corporation. • $15 million line of credit that has not been utilized to date. • Park National Bank has the following sources of liquidity as of June 30, 2020: • $136 million of cash and equivalents. • $579 million of federal funds sold. • $503 million of unpledged investment securities. • $1.0 billion of borrowing availability with the FHLB of Cincinnati. • $1.5 billion of capacity to increase deposit placement funding via Promontory. • $857 million from the Federal Reserve’s discount window. • $543 million of PPPLF availability. • Park has the following debt at the holding company level as of June 30, 2020: • $37.5 million of senior borrowings. • $15 million of trust preferred securities. 38 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Stable Interest Rate Sensitivity • Management reviews interest rate sensitivity on a monthly basis by modeling the consolidated financial statements under various interest rate scenarios. The primary reason for these efforts is to guard Park from adverse impacts of unforeseen changes in interest rates. Management continues to believe that further changes in interest rates will have a small impact on net income, consistent with the disclosures in Park’s most recent 10-K and 10-Q filings. • Pre-provision net interest income and net income are both projected to be resilient to interest rate shifts, which is in keeping with observed recent historical reactions to changes in interest rates. • Park’s sensitivity to interest rate shifts as of June 30, 2020 is summarized in the following table: Pre-Provision Scenario Economic Value of Equity Net Interest Income Net Income +400 bps 28.9% 0.8% 2.5% +300 bps 22.4% 0.4% 1.2% +200 bps 12.9% 0.2% 0.6% +100 bps (1.1%) (0.1%) (0.3%) Unchanged – – – -100 bps 19.2% (5.3%) (15.1%) -200 bps 34.9% (10.6%) (30.2%) -300 bps 50.8% (15.8%) (44.9%) -400 bps 61.4% (18.4%) (52.5%) 39 PARK NATIONAL CORPORATION Note: Financial data as of June 30, 2020 unless otherwise noted

Appendix PARK NATIONAL CORPORATION

Board of Directors

Management's interests are aligned with shareholders as directors and executive officers owned approximately 2.40% of Park's common shares outstanding as of February 28, 2020. The following table shows the Board's ownership as of the most recent Form 4 filings.

Name	Age	Years as Director	Common Shares Owned	% Equity Ownership	Professional Position
Donna M. Alvarado	71	7	5,879	0.04	President - AGUILA International
C. Daniel DeLawder	70	26	138,050	0.85	Chair, Executive Committee - Park National Corporation
F. William Englefield IV	65	15	7,634	0.05	President – Englefield, Inc.
Alicia J. Hupp	59	5	2,326	0.01	President & CEO - Sweet Manufacturing Co.
Jason N. Judd	43	1	475	0.00	SVP - Big Lots, Inc.
Stephen J. Kambeitz	61	10	3,658	0.02	Private Investor
Timothy S. McLain	58	10	2,980	0.02	VP - McLain, Hill, Rugg & Associates, Inc.
Matthew R. Miller	41	1	6,025	0.04	President – Park National Corporation
Robert E. O'Neill	57	7	21,441	0.13	President - Southgate Corporation
Mark R. Ramser	66	1	69,767	0.43	President - Ohio Cumberland Gas Co.
Julia A. Sloat	51	5	2,614	0.02	SVP - American Electric Power, Inc.
David L. Trautman	59	15	64,953	0.40	Chairman and CEO - Park National Corporation
Leon Zazworsky	72	17	47,464	0.29	President - Mid State Systems, Inc.

41
PARK NATIONAL CORPORATION

Pro Forma Double Leverage & Interest Coverage

Double Leverage

(Dollars in thousands)	As of the Period Ended,				
	2016Y	2017Y	2018Y	2019Y	6/30/2020 YTD
Investment in Subsidiaries	$651,569	$670,287	$752,773	$946,330	$969,784
Total Shareholders' Equity	$742,240	$756,101	$832,506	$969,014	$1,001,594
Double Leverage Ratio	87.8%	88.7%	90.4%	97.7%	96.8%
Net Proceeds from Proposed Holding Company Subordinated Notes (1)					**$148,000**
Net Proceeds from Proposed Holding Company Subordinated Notes Offering Downstreamed to PNB (2)					**$74,000**
Pro Forma Investment in Subsidiaries (2)					**$1,043,784**
Pro Forma Double Leverage Ratio					**104.2%**

Interest Coverage

(Dollars in thousands)	For the Period Ended,				
	2016Y	2017Y	2018Y	2019Y	6/30/2020 YTD
Total Interest on Deposits	$13,416	$19,093	$32,190	$50,842	$15,480
Interest on Borrowings	24,756	23,572	11,713	11,921	3,405
Total Interest Expense	$38,172	$42,665	$43,903	$62,763	$18,885
Income Before Income Taxes	$122,895	$118,469	$131,299	$124,771	$62,467
Interest Coverage (including deposit expense)	**4.22x**	**3.78x**	**3.99x**	**2.99x**	**4.31x**
Interest Coverage (excluding deposit expense)	**5.96x**	**6.03x**	**12.21x**	**11.47x**	**19.35x**
Holding Company Subordinated Debt Expense (3)					**$3,750**
Pro Forma Interest Coverage (including deposit expense) (3)					**3.59x**
Pro Forma Interest Coverage (excluding deposit expense) (3)					**9.21x**

(1) Assumes $150M aggregate principal amount gross subordinated notes offering, 1.00% gross underwriting spread, and $500K out of pocket expenses.
(2) Assumes 50% of net proceeds are down-streamed to Park National Bank.
(3) For "Interest Coverage" calculation purposes, assumes $150M aggregate principal amount gross subordinated notes offering with 5.00% coupon.

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PARK NATIONAL CORPORATION

Pro Forma Consolidated Capital (Dollars in thousands) Actual Pro Forma 6/30/2020 Adjustments 6/30/2020 Regulatory Capital Common Equity Tier 1 Capital $815,964 – $815,964 Additional Tier 1 Capital 15,000 – 15,000 Tier 1 Capital $830,964 $830,964 Sub Debt – $150,000 150,000 ALLL 73,593 – 73,593 Tier 2 Capital $73,593 $150,000 $223,593 Total Capital $904,557 $150,000 $1,054,557 Total Assets for Regulatory Ratios Risk-weighted Assets (1) $7,215,993 $29,600 $7,245,593 Total Assets for Leverage Ratio 9,213,916 148,000 9,361,916 TCE/TA Tangible Common Equity(2) $831,689 $831,689 Tangible Assets(2) 9,543,089 $148,000 9,691,089 Capital Ratios TCE/TA(2) 8.72% 8.58% Leverage Ratio 9.02% 8.88% CET1 Ratio 11.31% 11.26% Tier 1 RBC Ratio 11.52% 11.47% Total RBC Ratio 12.54% 14.55% (1) Net proceeds from the capital raise are assumed to be invested in investment securities with a 20% risk weighting 43 (2) See Reconciliation of Non-GAAP Financial Metrics shown on pages 44 and 45. PARK NATIONAL CORPORATION

Reconciliation of Non-GAAP Financial Metrics

Reconciliation of Average Shareholders' Equity to Average Tangible Common Equity

	For the Twelve Months Ended				For the Three Months Ended					For the Six Months Ended
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020	6/30/2020
Average Shareholders' Equity	$ 737,737	$ 755,839	$ 784,140	$ 922,174	$ 936,626	$ 945,145	$ 966,548	$ 981,976	$ 998,288	$ 990,132
Less: Average Goodwill and Other Intangible Assets	72,334	72,334	96,385	158,194	165,311	174,027	173,065	170,909	170,303	170,606
Average Tangible Common Equity	**$ 665,403**	**$ 683,505**	**$ 687,755**	**$ 763,980**	**$ 771,315**	**$ 771,118**	**$ 793,483**	**$ 811,067**	**$ 827,985**	**$ 819,526**

Reconciliation of Total Shareholders' Equity to Tangible Common Equity

	As of				As of				
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020
Total Shareholders' Equity	$ 742,240	$ 756,101	$ 832,506	$ 969,014	$ 934,432	$ 956,140	$ 969,014	$ 981,877	$1,001,594
Less: Goodwill and Other Intangible Assets	72,334	72,334	119,710	171,118	174,288	173,489	171,118	170,512	169,905
Tangible Common Equity	**$ 669,906**	**$ 683,767**	**$ 712,796**	**$ 797,896**	**$ 760,144**	**$ 782,651**	**$ 797,896**	**$ 811,365**	**$ 831,689**

Reconciliation of Total Assets to Tangible Assets

	As of				As of				
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020
Total Assets	$7,467,586	$7,537,620	$7,804,308	$8,558,377	$8,657,453	$8,723,610	$8,558,377	$8,719,291	$9,712,994
Less: Goodwill and Other Intangible Assets	72,334	72,334	119,710	171,118	174,288	173,489	171,118	170,512	169,905
Tangible Assets	**$7,395,252**	**$7,465,286**	**$7,684,598**	**$8,387,259**	**$8,483,165**	**$8,550,121**	**$8,387,259**	**$8,548,779**	**$9,543,089**

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PARK NATIONAL CORPORATION

Reconciliation of Non-GAAP Financial Metrics (continued)

Reconciliation of Fully Taxable Equivalent Net Interest Income to Net Interest Income

	For the Twelve Months Ended				For the Three Months Ended					For the Six Months Ended
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020	6/30/2020
Interest Income	$ 276,258	$ 286,424	$ 310,801	$ 360,500	$ 92,226	$ 94,589	$ 91,829	$ 88,909	$ 87,445	$ 176,354
Fully Taxable Equivalent Adjustment	2,417	4,953	2,858	2,956	752	744	726	725	723	1,448
Fully Taxable Equivalent Interest Income	$ 278,675	$ 291,377	$ 313,659	$ 363,456	$ 92,978	$ 95,333	$ 92,555	$ 89,634	$ 88,168	$ 177,802
Less: Interest Expense	38,172	42,665	43,903	62,763	16,375	17,488	14,820	12,626	6,259	18,885
Fully Taxable Equivalent Pre-Provision Net Interest Income	**$ 240,503**	**$ 248,712**	**$ 269,756**	**$ 300,693**	**$ 76,603**	**$ 77,845**	**$ 77,735**	**$ 77,008**	**$ 81,909**	**$ 158,917**

Reconciliation of Pre-Provision Net Revenue

	For the Twelve Months Ended				For the Three Months Ended					For the Six Months Ended
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020	6/30/2020
Pre-Provision Net Interest Income	$ 238,086	$ 243,759	$ 266,898	$ 297,737	$ 75,851	$ 77,101	$ 77,009	$ 76,283	$ 81,186	$ 157,469
Non-Interest Income	84,039	86,429	101,101	97,193	22,808	28,136	24,224	22,486	30,964	53,450
Less: Non-Interest Expense	204,331	203,162	228,755	263,988	70,192	65,738	71,231	66,276	64,799	131,075
Pre-Provision Net Revenue	**$ 117,794**	**$ 127,026**	**$ 139,244**	**$ 130,942**	**$ 28,467**	**$ 39,499**	**$ 30,002**	**$ 32,493**	**$ 47,351**	**$ 79,844**

Reconciliation of Allowance for Loan and Lease Losses / Loans

	For the Twelve Months Ended				For the Three Months Ended				
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	6/30/2019	9/30/2019	12/31/2019	3/31/2020	6/30/2020
Allowance for Loan and Lease Losses	$ 50,624	$ 49,988	$ 51,512	$ 56,679	$ 54,003	$ 55,853	$ 56,679	$ 61,503	$ 73,476
Gross Loans	5,271,857	5,372,483	5,692,132	6,501,404	6,376,737	6,403,647	6,501,404	6,522,519	7,204,445
Allowance for Loan and Lease Losses / Loans	**0.96%**	**0.93%**	**0.90%**	**0.87%**	**0.85%**	**0.87%**	**0.87%**	**0.94%**	**1.02%**

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PARK NATIONAL CORPORATION

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